

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2014

Via E-mail
Richard Qiangdong Liu
Chief Executive Officer
JD.com, Inc.
10th Floor, Building A, North Star Century Center
No. 8 Beichen West Street
Chaoyang District, Beijing 100101
The People's Republic of China

> **Re: JD.com, Inc.**
> **Registration Statement on Form F-1**
> **Filed January 30, 2014**
> **File No. 333-193650**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the number of shares offered, and price range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed. Please refer to Instruction 1 to Item 501(b)(3) of Regulation S-K.

2. All exhibits are subject to our review. Accordingly, please file all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments

on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

4. We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to iResearch to support the claims you make in the second paragraph on page 1, and Euromonitor International on page 2. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true.

Gatefold

5. Clarify your reference to 35.8 million active customer accounts to clarify how you define "active" and to state that this includes customers from your marketplace and direct sales, if true.

Prospectus Summary, page 1

6. Please provide dollar equivalents for all amounts listed in renminbi in this section. In this regard, we note you provide equivalents for some of the amounts you disclose.

7. Please revise your disclosure under this heading as follows:

    • Make clear why you have a series of contractual arrangements through Jingdong Century with Jiangsu Yuanzhou and its shareholders, rather than direct ownership;
    • Here or elsewhere, for example, under "Regulations, page 132," confirm whether you believe your wholly owned PRC subsidiaries are in the encouraged category in the Guidance Catalogue of Industries for Foreign Investment.

Our Business, page 1

8. Since investors will be investing in a holding company that does not directly own its business operations in China, please make this clear in the first paragraph of the prospectus summary under "Our Business." It must be evident that the business you are

describing is not the registrant's business but that of your variable interest entities and their various wholly-owned subsidiaries.

9. Where you state that you provide consumers an enjoyable online retail experience, please characterize this as your belief and tell us how you know this to be an accurate statement.

Our Industry, page 2

10. We note your assertion that China's online retail CAGR is "significantly faster than that of the offline retail market." Please disclose the CAGR for China's offline retail market, and provide the appropriate source materials for any third party sources cited.

Corporate History and Structure, page 4

11. Please disclose under this heading that you are a holding company and conduct your operations primarily through your subsidiaries in China. Please revise to briefly disclose under this heading the significant restrictions on the payment of dividends imposed under PRC law and disclose the circumstances under which the funds of your subsidiaries and VIE are distributable as cash dividends to you.

12. Please briefly describe the material terms of the contractual arrangements between JD.com and your PRC VIEs, and their shareholders, including any provisions related to term and termination. Please also disclose that if your VIEs and their shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control and that if you are unable to maintain effective control, you would not be able to continue to consolidate the VIEs' financial results with your financial results.

Conventions that Apply to this Prospectus, page 5

13. We note that your definition of "GMV" refers to the total value of all orders placed on your website and mobile applications, including orders for products and services sold in your online direct sales business and on your online marketplace, "regardless of whether the transaction is ultimately consummated" or the goods are returned. The quoted reference is unclear to us; please help us understand what GMV is intended to capture, with a view to understanding why your GMV was RMB$86.4 billion in the first nine months of 2013 yet your net revenue for the same period was RMB$49.2 billion. Please also tell us why and how you believe the use of this metric is useful to investors.

Summary Consolidated Financial Data and Summary Operating Data, page 10

14. Please revise your disclosure in footnote (1) to the table of Summary Operating Data on page 12 to clarify whether active customer accounts includes customers of your online direct sales business and your online marketplace.

Risk Factors, page 13

Risks Related to Our Business, page 13

We plan to further expand our fulfilment infrastructure…, page 15

15. Please define the terms "tier three" and "tier four", as those terms are used in this section and throughout the filing.

We rely on online direct sale of computer…, page 16

16. We note your disclosure that you have recently expanded your product categories in order to diversify your revenue sources. Please expand your disclosure to include the new products offered and discuss how these new offerings will diversify your revenue streams.

Failure to protect confidential information of our customers and network…, page 26

17. We note your indication that you have experienced breaches of your information security measures in the past. Here or in an appropriate place in your prospectus, please revise to clarify whether such breaches were material.

Our use of some leased properties could be challenged by third parties…, page 28

18. We note your disclosure that some of your lessors have not been able to provide proper ownership certificates for some of the properties you lease. Please amend your disclosure to quantify the amount of revenue attributable to the properties that do not have actual or adequate certificates of ownership or subleasing rights.

Any lack of requisite approvals, licenses or permits…, page 29

19. You refer to several examples of permits and licenses that you might be at risk for failure to obtain. Your discussion in the third and fourth paragraphs on page 30 regarding your failure to obtain approval prior to the establishment of some of your subsidiaries would seem to have a potential material impact upon you and yet the discussion is combined with other examples. Tell us what consideration you gave to highlighting this risk by disclosing it as a stand-alone risk or tell us why you believe this is not necessary.

Risks Related to Our Corporate Structure, page 37

If the PRC government deems that the contractual arrangements in relation to Jingdong 360 and Jiangsu Yuanzhou do not comply with PRC regulatory restrictions…, page 37

20. Tell us what consideration you gave to enhancing this risk factor to acknowledge that the CSRC was reportedly considering regulating the use of VIEs and that any such regulations could have a material impact on you.

Any failure by our variable interest entities or their shareholders to perform…, page 39

21. Please elaborate on any challenges you may encounter in enforcing your contractual obligations, including why your legal remedies may not be effective. Also, please elaborate on any material uncertainties in the PRC legal system that may impede enforcement of your contracts.

22. Please describe the effects if you are unable to enforce your contractual arrangements and are unable to exert effective control over your affiliated entities. Please include a discussion of the consequences to your business and your shareholders.

23. We note that all of your agreements provide for the resolution of disputes through arbitration in China. If applicable, please disclose the main features that differentiate such arbitrations from those administered by other international arbitration institutions to the extent they affects your business and your shareholders.

Risks Related to Doing Business in China, page 42

The approval of the China Securities Regulatory Commission…, page 47

24. Please quantify the fines or penalties you may be subject to if the CSRC or another PRC regulatory body subsequently determines that you need to obtain the CSRC's approval for this offering.

Our business benefits from certain financial incentives…, page 50

25. We note your disclosure that you have received certain governmental incentives over the past three years. Please disclose the necessary qualifications for you to be eligible to receive these incentives and the approximate amounts you could be eligible to receive. Please also discuss whether you intend to continue to meet any such qualifications in the future.

Risks Related to This Offering, page 52

You may not receive cash dividends if the depositary…, page 55

26. Please amend your disclosure to make it clear that the depositary will pay cash dividends only to the extent that you decide to distribute any dividends. In this regard, we note your disclosure on page 54 that you do not expect to pay any dividends in the foreseeable future.

Use of Proceeds, page 63

27. Considering the restrictions and challenges discussed in the risk factor beginning on page 48, please explain how funds raised offshore would be used to operate your business in China, including how you plan to structure the funding of your PRC subsidiaries from the proceeds of this offering and the timetable associated with the applicable government registration requirements and receipt of the necessary government approvals. Enhance your risk factor disclosure to explicitly state that the failure to receive proper approvals could adversely impact your ability to use the proceeds from this offering in the manner you intend.

Capitalization, page 65

28. Please disclose your capitalization information as of a date no earlier than 60 days prior to the date of the prospectus. Please see Item 4 of Form F-1 and Item 3.B of Form 20-F.

Dilution, page 67

29. Please tell us how you computed net tangible book value and net tangible book value per ordinary share as of September 30, 2013.

Enforceability of Civil Liabilities, page 70

30. Please revise your disclosure to make clear whether or how shareholders may originate a cause of action in the Cayman Islands.

31. Please make clear whether the PRC has treaties or other forms of reciprocity with the Cayman Islands.

Management's Discussion and Analysis of Financial Condition…, page 82

General

32. We note your disclosure in the last risk factor on page 25 that purchases using mobile devices by your customers have increased significantly and that you expect the trend to

continue. Please tell us your consideration of discussing this trend and the direct sales from mobile applications for each period presented. In this regard, we note that you plan on expanding your mobile application's accessibility and functionality over the coming years. If material, please discuss the corresponding effects of such expansion on the company's financial condition. Please refer to Item 5.A. of Form 20-F.

33. We note your disclosure in the risk factor on page 26 that you have experienced breaches of your information security measures in the past such as a leak of user account information from CSDN in 2011. Please tell us your consideration of disclosing a description of cyber incidents experienced in the past that are individually, or in the aggregate, material, including a description of the costs and other consequences.

Overview, page 82

34. We note your discussion of the impact of various government regulations on your business in the risk factor section as well as your Regulation section. Please provide a description of the material effects of government regulations on your business and the effects such policies could have on your future operations. For example, please identify and discuss any ways these regulations may result in your liquidity increasing or decreasing in any material way or have a material impact on revenues or income from continuing operations. Please see Item 4 of Form F-1 and Items 5.A.4 and 5.D of Form 20-F.

35. We note your disclosures in the next to last paragraph on page 30 that you were penalized by government authorities for selling products without proper licenses. We also note your disclosure in the first complete risk factor on page 33 that you have been subject to legal proceedings and claims related to intellectual property rights of others. Please tell us whether governmental penalties and losses related to intellectual property claims have had a material impact on your operating results. If so, also tell us your consideration of disclosing the impact of such penalties and losses in your discussion of operating results for each period presented.

Our Ability to Effectively Invest in Our Fulfillment Infrastructure…, page 84

36. We note your disclosure that you have budgeted approximately RMB2.4 billion to increase your fulfillment infrastructure. Please provide additional disclosure regarding the sources of these budgeted funds. In this regard we note your disclosure on page 63 that a portion the proceeds of this offering will be used to expand your fulfillment infrastructure.

Selected Statements of Operations Items, page 85

37. Please tell us your consideration of separately disclosing the number of active customer accounts, the number of orders fulfilled and the SKUs offered in your direct online sales

business and your online marketplace in your discussion and analysis of net revenues for each period presented. Please also tell us your consideration of disclosing the average sales price of orders fulfilled through your direct online sales business and the average service revenues generated from orders fulfilled through your online marketplace, and the extent increases in revenues are attributable to increases in prices.

Results of Operations, page 88

38. Please quantify the impact of rising labor costs, the increase in rental expenses, the increase in processing charges, and increased shipping charges from third-party carriers in your discussion and analysis of fulfillment expenses for the nine months ended September 30, 2013 and 2012 and years ended December 31, 2012 and 2011.

Liquidity and Capital Resources, page 92

Cash Flows and Working Capital, page 92

39. Please disclose the amount of cash and short-term investments disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled.

40. Please disclose how cash is transferred to your PRC subsidiaries and VIEs, and conversely, how earnings and cash are transferred from your PRC subsidiaries and VIEs to your entities outside the PRC. Please also disclose restrictions that impact the ability to transfer cash within your corporate structure. Finally, please disclose the amount of cash and cash equivalents denominated in RMB and USD.

41. Please include a discussion of the revolving lines of credit disclosed in note 26 to the financial statements and the amount of borrowings available to you to fund your operations as of the most recent balance sheet date.

42. We note your indication on page 129 that you participate in various government statutory employee benefit plans, including social insurance funds. If material, tell us how these contributions impact you, especially considering your growing workforce.

Capital Expenditures, page 95

43. Please disclose the anticipated source of funds needed to fulfill your planned capital expenditures. Please refer to Item 5.B.3.of Form 20-F.

Quantitative and Qualitative Disclosure about Market Risk, pager 96

Foreign Exchange Risk, page 96

44. You disclose in the last paragraph that as of September 30, 2013 you had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB13.3 billion and U.S. dollar denominated cash balances of US$4.0 million. We note that total cash and cash equivalents, restricted cash and short-term investments reported in the unaudited interim condensed consolidated balance sheet aggregated RMB13.3 billion. Please revise your disclosure to clarify whether the U.S. dollar-denominated cash balance of US$4 million is in addition to or included in the RMB13.3 aggregate balance of cash and cash equivalents, restricted cash and short-term investments. Also, please tell us how the U.S. dollar-denominated cash balance is reflected in the unaudited interim condensed consolidated balance sheets.

Critical Accounting Policies, Judgments and Estimates, page 97

45. Your disclosure of critical accounting policies should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to financial statements. Rather, you should provide an analysis of the uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements to provide greater insight into the quality and variability of information regarding your financial condition and operating performance. When critical accounting estimates and assumptions are based on matters that are highly uncertain, you should also provide an analysis of their specific sensitivity to change based on other outcomes that are reasonably likely to occur. Please revise your disclosures accordingly.

Management, page 145

Compensation of Directors and Executive Officers, page 150

46. Please revise your disclosure in this section to reflect the amount of compensation paid by the company and its subsidiaries for the last full financial year. Please refer to Item 4 of Form F-1 and Item 6.B of Form 20-F.

Taxation, page 185

47. Clarify, if true, that the summaries of the tax consequences provided here constitutes counsel's opinion and identify counsel. In this regard, we note that you plan to provide tax opinions pursuant to Item 601(b)(8) of Regulation S-K.

People's Republic of China Taxation, page 185

48. Please revise your disclosure as follows:

- Discuss the tax consequences, if any, of a determination that you are not a resident enterprise; and
- Make clear the effect of any applicable tax treaties with either the United States or Hong Kong.

Backup Withholding and Information Reporting, page 191

49. Please include disclosure of any applicable material requirements of the Hiring Incentives to Restore Employment Act of 2010, and how these requirements impact your business.

Consolidated Balance Sheets, page F-3

50. We note your disclosure in footnote (1) to the summary consolidated balance sheet data on page 11 and selected consolidated balance sheet data on page 80. Please tell us why the number of ordinary shares redesignated into Class B ordinary shares disclosed in the footnotes to the tables differs from the number of outstanding Class B ordinary shares on pro forma basis. This comment is also applicable to the unaudited interim condensed consolidated balance sheets on page F-62.

Consolidated Statements of Cash Flows, page F-6

51. Please tell us your basis in GAAP for classifying changes in restricted cash in cash flows from operating activities as opposed to cash flows from investing or financing activities. This comment is also applicable to the unaudited interim condensed consolidated statements of cash flows on page F-65.

Notes to the Consolidated Financial Statements, page F-8

2. Summary of significant accounting policies, page F-17

l. Property, equipment and software, net, page F-20

52. Please tell us your consideration of disclosing your accounting policies related to the capitalization of costs of computer software developed or obtained for internal use. Please refer to ASC 235-10-50-1.

s. Revenue, page F-23

53. Please tell us how you estimate and record sales returns and the facts and circumstances that enable you to make a reasonable estimate of the reserve. Please also tell us your

consideration of disclosing the additions, deductions and balances of the return allowance reserves for each year presented.

54. Please tell us whether prepaid cards have expiration dates and whether you recognize unredeemed gift cards in income when prepaid cards expire or when redemption becomes remote. If so, please tell us the amount of income recognized from unredeemed gift cards in each period presented and how you determine the amount of income to be recognized. In addition, if material, please disclose the amount of income recognized from expired or unredeemed gift cards and how the income is classified in the consolidated statements of operations and comprehensive loss.

55. We note your disclosure in the second paragraph of the overview of your business on page 110 that you offer comprehensive after-sales services. Please tell us the nature of the after-sales services provided and the amount of revenues recognized for each year presented. Please also tell us your consideration of disclosing your revenue recognition policies for such after-sales services.

t. Customer incentives and loyalty programs, page F-24

56. Please tell us the amount of deferred revenue related to J Coupons recognized as income upon expiration of the coupons for each year presented. In addition, if material, please disclose the amount of revenue recognized upon the expiration of the coupons for each year presented.

57. We note your disclosure that loyalty points have no expiration date. Please tell us how you account for deferred revenue related to loyalty points that are not redeemed for J Coupons and the basis in GAAP for your accounting.

u. Cost of revenues, page F-25

58. We note your disclosure regarding returns and exchanges on page 121 under the "Customer Service" heading. Please disclose your accounting policy and methodology used in estimating your liability for product warranties and provide a tabular reconciliation of the changes in the warranty obligation for each year presented. Please refer to ASC 460-10-50.

w. Fulfillment, page F-26

59. Please disclose the amount of shipping costs excluded from cost of revenues. Refer to ASC 605-45-50-2.

60. We note your disclosure on page 124 that you operate delivery stations under contractual arrangements similar to franchise agreements. Please tell us how you account for these contractual arrangements and the basis in GAAP for your accounting.

6. Business Combinations, page F-34

    61. Please tell us how you determined the fair value of the online payment and other licenses acquired in the transaction.

7. Accounts receivable, net, page F-35

    62. Please disclose how value-added taxes receivable from customers is presented on the consolidated balance sheets and the amounts recorded in accounts receivable.

17. Taxation, page F-39

    63. Please explain to us why there are no temporary differences between the carrying amounts and tax bases of property, equipment and software, intangible assets, accrued liabilities and reserves and deferred revenue that require recognition in the financial statements.

29. Unaudited pro-forma balance sheet and net loss per share, page F-56

    64. Please tell us what the compensation to the founder related to dual class ordinary shares arrangements represent and your basis for this adjustment to pro forma accumulated deficit.

30. Subsequent Events, page F-58,

f. Option Exchange Program, page 58

    65. Please tell us how you intend to account for the option exchange program and the basis in GAAP for your accounting.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom